

December 19, 2008

Mail Stop 4561

Thomas G. Bevivino
Executive Vice President and Chief Financial Officer
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401
By U.S. Mail and facsimile to (410) 260-2072

Re: Severn Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
File No. 000-49731

Dear Mr. Bevivino:

We have reviewed your letter filed on October 31, 2008 and have the following comments.

Form 10-Q for the Quarterly Period Ended June 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Asset Quality, page 14

1. We note your response to comment one of our letter dated October 20, 2008 that total impaired loans reported in your June 30, 2008 Form 10-Q were net of the specific reserve. In future filings, beginning with your December 31, 2008 Form 10-K, please refer to paragraph 20 of SFAS 114 and revise your disclosures to report the total recorded investment in impaired loans rather than the net carrying amount of the impaired loans.

2. Please include disclosure similar to that provided in response to comment two of our letter dated October 20, 2008 in all future filings beginning with your December 31, 2008 Form 10-K.

3. We note that your responses to bullet six of comment one from our letter dated August 28, 2008 and comment 3 from our letter dated October 20, 2008 did not adequately address how you determined that your provisions and change in allowance were directionally consistent with the (1) levels and trends in delinquencies, non-

accrual loans and impaired loans; (2) levels of and trends in charge-offs and recoveries; (3) trends in volume and terms of loans; and (4) national and local economic trends and conditions. As noted in our previous comment letters, considering the deterioration in asset quality (e.g., increase in delinquencies, non-accrual loans, impaired loans and net charge-offs) and in national and local economic trends and conditions (e.g., declining real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses and other events), we remain unclear on how these observed changes impacted your allowance for credit losses and management's actions in this regard. Please explain in sufficient detail, and disclose in future filings beginning with your December 31, 2008 Form 10-K, how you determined that your provisions and change in allowance were directionally consistent with these factors at both June 30 and September 30, 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations

4. Given the significant deterioration in asset quality and with a view towards greater transparency, please provide us with the disclosures required by paragraph 20(a) of SFAS 114 as of September 30, 2008. In addition, please include all of the disclosures required by paragraph 20 of SFAS 114 in all subsequently filed Form 10-Ks and 10-Qs.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief